Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-192251

Supplementing Preliminary Prospectus Supplement

dated May 18, 2015

$80,000,000 Public Offering Size

of

Shares of Common Stock

Emerald Oil, Inc.
Free Writing Prospectus

May 26, 2015

This free writing prospectus is being filed to advise you of the decrease in number of shares of common stock being offered and certain other changes in the terms of the preliminary prospectus supplement, dated May 18, 2015, to the prospectus dated December 27, 2013 (together, the “Preliminary Prospectus”) included in the Registration Statement on Form S-3 (File No. 333-192251) of Emerald Oil, Inc. (the “Company”), relating to the Company’s proposed offer and sale of its common stock. This free writing prospectus relates only to the securities described in the Preliminary Prospectus, and should be read together with the Preliminary Prospectus.

Decrease of Offering Size

Common stock offering:	The common stock being offered by the Company has been reduced from the previously announced size of $150,000,000 of the Company’s common stock (not including any exercise by the underwriters of their option to purchase additional shares) to $80,000,000 of the Company’s common stock (not including any exercise by the underwriters of their option to purchase additional shares).

Common stock offered by us:	shares, or shares if the underwriters exercise their option to purchase additional shares of the Company’s common stock in full.

Issue price:	$ per share

Common stock outstanding immediately after this offering:	shares, or shares if the underwriters exercise their option to purchase additional shares of the Company’s common stock in full.

Use of proceeds:

The Company estimates that the net proceeds from the offering will be approximately $75.4 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $86.7 million if the underwriters’ option to purchase additional shares is exercised in full.

The Company intends to use the net proceeds from this offering to fund the consideration for the previously announced acquisition of approximately 10,746 net (12,901 gross) oil and gas leasehold acreage located in Eddy and Lea counties in New Mexico for approximately $75.2 million (the “Acquisition”) and to use the remaining proceeds for working capital and general corporate purposes. Prior to these uses, however, the Company may use some or all of the net proceeds from this offering to repay borrowings under its revolving credit facility. The Company may at any time reborrow amounts repaid under its revolving credit facility subject to the covenants thereunder limiting its ability to incur secured indebtedness.

2015 Capital Development Plan	We expect to fund our 2015 capital program through existing cash on hand, our expected cash flows from operations, borrowing capacity under our revolving credit facility (which is subject to a 2.5 to 1.0 senior secured debt to EBITDAX ratio (as such terms are defined thereunder)) and the proceeds from sales of assets. We will also consider incurring second lien indebtedness to fund our capital program to the extent we are able to negotiate favorable terms and we deem such debt beneficial to the execution of our business strategies. Upon the completion of this offering, we expect to have approximately $71.3 million of liquidity available, including approximately $6.0 million in unrestricted cash and short-term investments and approximately $65.3 million available under our revolving credit facility. To the extent necessary, we intend to work with the lenders under our revolving credit facility to provide covenant relief thereunder.

Effective reverse split:

On May 20, 2015, the Company’s stockholders approved a 1-for-20 reverse stock split of the issued and outstanding shares of common stock, which resulted in the number of shares of common stock being reduced from 110,814,458 shares to approximately 5,540,722 shares of common stock.

The number of shares of the Company’s outstanding common stock excludes approximately 433,836 shares that may be issued pursuant to outstanding stock options, warrants and restricted stock units, approximately 863,247 shares that may be issued upon the conversion of our 2.00% Convertible Senior Notes due 2019 (the “Convertible Notes”) and approximately 557,079 shares available for issuance under the Company’s 2011 Equity Incentive Plan, as amended.

Exchange of 2.00% Convertible Senior Notes:

No later than May 26, 2015, the Company intends, subject to definitive documentation and NYSE MKT approval, to enter into privately negotiated exchange agreements with four separate holders (the “Noteholders”) of the Convertible Notes to exchange upon completion of the offering (the “Exchange Transactions”) approximately $32.0 million in aggregate principal amount of the Convertible Notes (plus accrued and unpaid interest to the exchange date) for (a) approximately $8.0 million in shares of the Company's common stock to be issued at the issue price of the offering and (b) approximately $24.0 million in shares of Series C Convertible Preferred Stock (“Preferred Stock”), provided that the shares of common stock issued in the Exchange Transactions do not exceed 19.9% of the Company’s issued and outstanding common stock upon the completion of the offering.

Upon closing of the offering, the Noteholders will exchange their Convertible Notes for a number of shares of the Company’s common stock, which shall not exceed 19.9% of the Company’s issued and outstanding common stock, or approximately               million shares of common stock and approximately              million shares of Preferred Stock, based upon the price to the public of the common stock in the offering.

Upon completion of the offering, the Company intends to designate approximately          shares as “Series C Convertible Preferred Stock,” which will have a par value of $0.001 per share and a liquidation preference equal to the issue price per share of the common stock in the offering. Each share of Preferred Stock will be convertible into one share of common stock at a conversion price equal to the issue price per share of common stock in this offering for a period of 180 days following the approval of the issuance of the underlying shares of common stock by the stockholders of the Company, and all shares of Preferred Stock that are not converted within the 180-day period will be cancelled by the Company. Assuming an offering price of $6.79 per share, which was the last reported sales price of our common stock on the NYSE MKT on May 22, 2015, the Company will issue approximately 1,178,203 shares of common stock and shares of Preferred Stock convertible into approximately 3,534,609 shares of common stock pursuant to the Exchange Transactions.

If the stockholders of the Company do not approve the issuance of the underlying common stock upon conversion of the Preferred Stock on or before September 1, 2015, (a) the holders of the Preferred Stock will be entitled to receive quarterly cash dividends when declared by the Company’s board of directors at a rate of 15% per annum from the date of issue and (b) the Company will have the right to redeem the Preferred Stock at the liquidation preference of the Preferred Stock beginning on January 1, 2017. If any Preferred Stock remains outstanding on or after the date that is five years from the date of issuance of the Preferred Stock, the holders of the Preferred Stock will have the right to redeem the outstanding shares of Preferred Stock at the liquidation preference at any time thereafter. The holders of the Preferred Stock will not have any voting rights other than as required by law, except that the approval of the holders of at least 50% of the Preferred Stock, voting as a separate class, will be required with respect to certain matters, including (i) the authorization, creation or increase of authorized amount of any class or series of senior equity securities or (ii) amendments to the Certificate of Incorporation of the Company that adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock.

As a result of the consummation of the Exchange Transactions, the total indebtedness of the Company will be reduced by approximately $32.0 million and annual interest payments will be reduced by approximately $0.6 million. The Exchange Transactions reflect the continued focus of the Company on reducing the amount outstanding of its Convertible Notes and it intends to execute further such exchanges in the future. Following the Exchange Transactions, approximately $119.5 million aggregate principal amount of the Convertible Notes will remain outstanding.

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Option Letter Agreements:

No later than May 26, 2015, the Company intends, subject to definitive documentation and NYSE MKT approval, to enter into a privately negotiated agreement with four of the holders of its Convertible Notes, pursuant to which the Company intends to grant the option to each holder to exchange up to $49.2 million aggregate principal amount of Convertible Notes for either (a) shares of the Company’s common stock to be issued at the issue price of the offering or (b) a newly issued note that will (i) bear interest at a rate of 2.00% per annum, (ii) be convertible into shares of common stock at a price equal to the issue price of the offering, and (iii) mature no earlier than five years from the date of the exchange, provided that the holder will not be permitted to exchange all or any portion of its Convertible Notes to the extent that, after exchanging such Convertible Notes, (A) the holder would beneficially own more than 9.9% of the issued and outstanding common stock of the Company following such exchange or (B) the Company would issue more than 19.9% of its outstanding common stock at the time of such exchange without first obtaining the approval of the stockholders of the Company.

In the event that the Company is unable to obtain approval to issue shares of common stock or convertible notes upon the exercise of the option on or before January 1, 2016, the option holder will have the right to receive, in lieu of receipt such shares of common stock or notes, an amount in cash equal to the dollar amount of such security, as determined by multiplying (i) the number of shares of common stock to be issued, on an as converted basis otherwise deliverable to the option holder by (ii) the closing price of the common stock on the trading day immediately prior to the date of delivery of a notice to exercise the option. Such cash amount will be due and payable within two business days of the notice from the option holder.

White Deer Energy L.P., or White Deer, has indicated an interest in purchasing, through certain of its affiliates, up to $2,500,000 of shares of common stock in this offering at the public offering price. White Deer has also indicated an interest in receiving an option to exchange up to $5,500,000 of its Convertible Notes in the Exchange Transactions and options described above. See “Exchange of 2.00% Convertible Senior Notes and Option Letter Agreements”. Because this indication of interest is not a binding agreement or commitment to purchase, White Deer may elect to purchase fewer shares of common stock or receive an option for a lesser amount of its Convertible Notes than White Deer has indicated an interest in purchasing or receiving or may elect not to purchase shares in this offering or receive any options. In addition, the underwriters may elect not to sell to White Deer some or all of the shares that White Deer has indicated an interest in purchasing. The underwriters will receive the same discounts and commissions from any shares of common stock so sold to White Deer as they will from any other shares of common stock sold to the public in this offering.

The number of shares to be outstanding after this offering is based on approximately 5,540,722 shares of our common stock outstanding as of May 22, 2015, following the effectiveness of the 1-for-20 reverse stock split on May 21, 2015, and excludes approximately 433,836 shares that may be issued pursuant to outstanding stock options, warrants and restricted stock units, approximately 863,247 shares that may be issued upon the conversion of the 2.00% Convertible Senior Notes and approximately shares available for issuance under the 2011 Equity Incentive Plan of the Company. The exercise price of the warrant to purchase 255,731 shares of common stock held by White Deer is subject to adjustment in the event the Company issues common stock at a price lower than the exercise price of the warrant, which is currently $26.80 per share. Assuming an offering price of $6.79 per share, which is the last reported sales price of common stock of the Company on the NYSE MKT on May 22, 2015, the exercise price of the warrant would be reduced to $16.59 per share as a result of this offering, regardless of whether White Deer participates in this offering.

Following the completion of this offering and assuming an offering price of $6.79 per share, which is the last reported sales price of the common stock of the Company on the NYSE MKT on May 22, 2015, the Company will have approximately 17,322,754 shares of common stock outstanding, or approximately 19,090,059 shares of common stock outstanding if the underwriters exercise their option to purchase additional shares of common stock in full.

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USE OF PROCEEDS

The Company estimates that the net proceeds to be received by the Company from this offering will be approximately$75.4 million after deducting underwriters’ discounts and commissions and estimated offering expenses, or approximately $86.7 million if the underwriters exercise their option to purchase additional shares of common stock in full. The Company intends to use the net proceeds from this offering to fund the approximate $75.2 million purchase price for the Acquisition and will use the remainder for working capital purposes and general corporate purposes. The Company may at any time reborrow amounts repaid under the revolving credit facility subject to the covenants thereunder limiting its ability to incur secured indebtedness.

The revolving credit facility of the Company matures in September 30, 2018 and bears interest at a variable rate, which was approximately 2.82% per annum as of May 22, 2015. As of May 22, 2015, the Company had approximately $149.7 million of outstanding borrowings and an additional $50.3 million available under its revolving credit facility. Upon completion of this offering, the Company intends to use approximately $15.0 million of unrestricted cash to pay down the outstanding borrowings under its revolving credit facility. The outstanding borrowings under the revolving credit facility were incurred to fund, in part, exploration, development and other capital expenditures.

Affiliates of Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Scotia Capital (USA) Inc. are lenders under the revolving credit facility and will receive a portion of the net proceeds from the offering in the form of the repayment of borrowings thereunder. Accordingly, this offering is being made in compliance with FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

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CAPITALIZATION

The following table presents a summary of the cash and cash equivalents and capitalization of the Company as of March 31, 2015 (giving effect to the 1-for-20 reverse stock split effected on May 21, 2015):

•	on an actual basis; and

•	on an as adjusted basis, giving effect to the sale of an aggregate $80,000,000 of shares of common stock in the offering at an assumed price of $6.79 per share, which is the last reported sales price of the common stock of the Company on the NYSE MKT on May 22, 2015, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read the following table in conjunction with our historical financial statements and the related notes thereto incorporated by reference into this prospectus supplement.

	March 31, 2015
	Actual	As Adjusted
	(dollars in thousands)
	(unaudited)
Cash and Cash Equivalents (1)	$1,423	$1,423
Debt
Revolving Credit Facility(1)	109,683	109,533
Convertible Senior Notes	151,500	151,500
Preferred Stock (par value $0.001 per share; 20,000,000 shares authorized)	—	—
Series B Voting Preferred Stock – 255,731 issued and outstanding	5	5
Stockholders’ Equity
Common Stock (par value $0.001 per share; 500,000,000 shares authorized); 5,396,463 shares issued and outstanding (actual) and 17,178,495 shares issued and outstanding (as adjusted)(2)	5	17
Additional Paid-in Capital	487,636	562,974
Accumulated Deficit	(230,886)	(230,886)
Total Stockholders’ Equity	256,755	332,105
Total Capitalization(3)	$517,938	$593,143

(1) As of March 31, 2015, unrestricted cash was approximately $1.4 million, and the Company had approximately $140.3 million available under its revolving credit facility. As of May 22, 2015, unrestricted cash was approximately $20.8 million, and the Company had approximately $50.3 million available under its revolving credit facility, subject to the covenants thereunder limiting its ability to incur secured indebtedness. Upon the closing of this offering, the Company intends to use approximately $15.0 million of its unrestricted cash to pay down its revolving credit facility.

(2) As of May 22, 2015, the Company had approximately 5,540,722 shares of common stock issued and outstanding. Giving effect to the approximate 11,782,032 shares issued in the offering at an assumed offering price of $6.79 per share, which was the last reported sales price of the common stock of the Company on the NYSE MKT on May 22, 2015, the Company will have approximately 17,322,754 shares of common stock issued and outstanding.

(3) This table does not reflect any shares of common stock or shares of Preferred Stock that may be issued upon consummation of the Exchange Transactions. See “Exchange of 2.00% Senior Convertible Notes”.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037 or Johnson Rice & Company at (504) 584-1231.

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